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                                                            EXHIBIT (a)(1)(viii)


E-mail or US Mail

To:     Eligible Micrel Employees
From:   Andrea Belanger
Date:   December __, 2002

Dear Micrel Employee:

    There are less than two weeks left for you to elect to exchange your stock options under Micrel's Stock Option Exchange Program.

    Reminder: If you wish to participate in this program, your Election Concerning Exchange of Stock Options form must be received by Andrea Belanger, Stock Administrator, no later than 5:00 p.m. Pacific Standard Time on Wednesday, December 11, 2002, unless this offer is extended. Please ensure that you receive confirmation from us after you submit your election form.

    If you have questions about the Offer to Exchange Certain Outstanding Options or the Election Concerning Exchange of Stock Options form, please contact Andrea Belanger, Stock Administrator of Micrel by internal mail, facsimile ((408) 435-2400) or via US Mail to Micrel, Inc., 1849 Fortune Drive, San Jose, CA 95131 or by our internal e-mail address: andrea.belanger@micrel.com and a response will be delivered back to you.

    You can view the Option Exchange Web Site through your web browser at: http://topaz/intranet. Go to "Stock Administration", then "Option Exchange Program."

    The website will allow you to view the following documents:

* Frequently Asked Questions (Summary Term Sheet)
* Offer to Exchange
* Election Form (can be printed and sent via internal mail, facsimile or via US
  Mail)
* Withdrawal Form (can be printed and sent via internal mail, facsimile or via US Mail)
* Communication from Raymond D. Zinn, CEO & President, dated November 8, 2002
* Communication from Andrea Belanger dated November 8, 2002



                                        Sincerely,


                                          Andrea Belanger



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